Exhibit 99.4

Marnix Lux SA

Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023
and for the three-month ended March 31, 2023 and March 31, 2022

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
In € millions	Notes	Q1 2023	Q1 2022
Revenues	4	678.3	589.5
Other income		10.6	7.9
Purchases consumed and other external expenses	5	(89.2)	(86.8)
Taxes and duties		(4.6)	(3.0)
Personnel expenses	6	(465.7)	(393.5)
Amortization, depreciation, impairment and provision(1)	7	(40.6)	(36.4)
Operating profit before other operating income and expenses		88.8	77.8
Other operating income and expenses	8	(22.0)	(18.9)
Operating profit		66.8	58.9
Financing costs		(35.5)	(22.0)
Loss on the net monetary position		(1.3) -
Other financial income		19.5	14.4
Other financial expenses		(27.0)	(23.9)
Net financial expenses	9	(44.3)	(31.5)
Profit before taxes		22.5	27.4
Income tax	10	(7.8)	(7.0)
Net profit from continuing operations		14.7	20.4
Net profit		14.7	20.4
Attributable to owners of the parent		14.6	20.5
Attributable to non-controlling interests		0.1	(0.1)

*	Amounts are rounded to one decimal place
(1)	Amortization, depreciation, impairment and provision don’t include amortization on customer relationships and technologies recognized in other operating income and expenses.

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
In € millions	Q1 2023	Q1 2022
Net profit	14.7	20.4
Actuarial gains (losses) on post-employment benefits	(0.1)	(0.9)
Items that may not be reclassified to profit or loss	(0.1)	—
Gains (losses) on cash flow hedges	(0.9)	0.3
Tax on gains (losses) on cash flow hedges	0.0	1.4
Translation differences	(8.3)	9.4
Items that may be reclassified to profit or loss	(9.1)	11.1
Total comprehensive income	5.5	31.5
Of which:
- attributable to owners of the parent	5.4	31.6
- attributable to non-controlling interests	0.1	(0.1)
*	Amounts are rounded to one decimal place

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
In € millions	Notes	31 Mar. 2023	31 Dec. 2022
Goodwill	11	2,111.2	2,117.5
Other intangible assets	12	815.8	833.6
Property, plant and equipment	13	228.0	222.8
Right-of-use assets	13	278.7	276.6
Other financial assets		27.4	24.7
Deferred tax assets		11.4	16.3
Total non-current assets		3,472.4	3,491.4
Inventories and work in progress		4.3	5.0
Trade and related receivables	16	479.8	433.4
Tax and employee-related receivables		119.3	116.1
Other current assets		87.8	84.8
Cash		147.1	158.0
Restricted cash		203.3	182.0
Cash and cash equivalents	17	350.5	340.0
Total current assets		1,041.7	979.3
Total assets		4,514.0	4,470.7
In € millions	Notes	31 Mar. 2023	31 Dec. 2022
Share capital		13.6	13.6
Share premium and reserves		1,454.6	1,419.3
Net profit		14.7	39.4
Equity attributable to owners of the Company		1,482.9	1,472.3
Non-controlling interests		1.1	1.0
Total equity	18	1,484.0	1,473.3
Non-current provisions		17.0	16.9
Deferred tax liabilities		139.6	142.1
Non-current financial liabilities	17	1,741.3	1,745.6
Non-current lease liabilities	17	250.6	242.5
Other non-current liabilities		60.2	56.8
Total non-current liabilities		2,208.7	2,203.9
Current provisions		22.6	23.6
Bank overdrafts	17	0.3	0.0
Other current financial liabilities	17	31.3	29.4
Current lease liabilities	17	61.5	62.3
Trade and related payables	19	127.1	128.7
Tax and social security payables	19	317.9	312.5
Other current liabilities	19	260.6	237.1
Total current liabilities		821.3	793.5
Total equity and liabilities		4,514.0	4,470.7
*	Amounts are rounded to one decimal place

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
In € millions	Notes	Q1 2023	Q1 2022
Net profit		14.7	20.4
Income tax expenses		7.8	7.0
Net financial expenses		44.3	31.5
Amortization, depreciation, impairment and provision(1)		40.6	36.4
Non-cash items of other operating income and expenses		17.9	15.9
Income tax paid		(10.5)	(4.7)
Change in working capital		(39.9)	(73.6)
Change in Logbox liabilities	17.3	21.5	13.8
Net cash flow from operating activities		96.5	46.7
Acquisition of property, plant and equipment and intangible assets		(26.9)	(22.9)
Proceeds from disposals of property, plant and equipment and intangible assets		0.1	0.1
Acquisition of subsidiaries, net of cash and cash equivalents acquired	3.1	(1.9)	(3.4)
Net cash out flow on other current and non current assets		(2.5)	(0.0)
Net cash flow from investing activities		(31.2)	(26.3)
Increase in borrowings	17	2.9	0.0
Repayment of borrowings	17	(4.5)	(2.6)
Repayment of lease liabilities	17	(16.7)	(18.2)
Interest paid		(31.3)	(20.1)
Other financial income and expenses		(5.1)	1.1
Acquisition of treasury shares		(0.0)	(0.2)
Net cash flow from financing activities		(54.6)	(39.8)
Loss on the net monetary position		(1.3)	—
Effect of exchange rates on cash and cash equivalents		0.6	1.2
Increase (decrease) in net cash and cash equivalents		10.2	(18.2)
Opening net cash and cash equivalents		340.0	374.0
Closing net cash and cash equivalents		350.1	355.7
Increase (decrease) in net cash and cash equivalents		10.2	(18.3)
*	Amounts are rounded to one decimal place
(1)	Net charges to amortization, depreciation, impairment and provision don’t include amortization on customer relationships and technologies recognized in other operating income and expenses.

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
In € millions	Share capital and additional paid-in capital	Retained earnings and other reserves	Translation reserve	Actuarial gains (losses) on post- employment benefits	Gains (losses) on cash flow hedges	Gains (losses) on put options measured at fair value	Equity attributable to owners of the Company	Non- controlling interests	Total equity
At January 1, 2022	1,338.7	47.5	(5.3)	(0.0)	(3.6)	0.2	1,377.5	1.1	1,378.6
Net profit	—	20.5	—	—	—	—	20.5	(0.1)	20.4
Other comprehensive income	—	—	9.4	—	1.7	—	11.1	(0.0)	11.1
Total comprehensive income	—	20.5	9.4	—	1.7	—	31.6	(0.1)	31.5
Treasury shares	(0.1)	—	—	—	—	—	(0.1)	—	(0.1)
Share-based compensation	—	1.4	—	—	—	—	1.4	—	1.4
Other	—	(0.1)	—	—	—	(0.5)	(0.6)	—	(0.6)
At March 31, 2022	1,338.6	69.3	4.1	(0.0)	(1.9)	(0.3)	1,409.8	1.0	1,410.8
At January 1, 2023	1,338.5	89.7	51.9	(2.6)	(2.6)	(2.5)	1,472.3	1.0	1,473.3
Net profit	—	14.6	—	—	—	—	14.6	0.1	14.7
Other comprehensive income	—	—	(8.3)	(0.1)	(0.8)	—	(9.2)	(0.0)	(9.2)
Total comprehensive income	—	14.6	(8.3)	(0.1)	(0.8)	—	5.4	0.1	5.5
Share-based compensation	—	1.9	—	—	—	—	1.9	—	1.9
Equity remeasurement in hyperinflationary economies	—	3.9	—	—	—	—	3.9	—	3.9
Other	(0.0)	(0.3)	—	—	—	(0.3)	(0.6)	—	(0.6)
At March 31, 2023	1,338.5	109.7	43.6	(2.7)	(3.4)	(2.8)	1,482.9	1.1	1,484.0
*	Amounts are rounded to one decimal place

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 GENERAL INFORMATION
1.1 Information relating to the Company
Marnix Lux SA (the “Company”) was incorporated in the Grand-Duchy of Luxembourg on July 19, 2019 as a public company limited by shares (société anonyme) within the definition of the Luxembourg Law of August 10, 1915. The Company has been established for an unlimited duration. The registered office is established in 2, rue Edward Steichen, L-2540 Luxembourg under the commercial register number B 236.573.
The unaudited interim condensed consolidated financial statements include the financial statements of the parent company, Marnix Lux SA referred as “the Company”, and its subsidiaries together referred to as “the Group”.
The Group specializes in customer experience (CX) engineering and business process outsourcing (BPO).
The unaudited interim condensed consolidated financial statements of the Group as of March 31, 2023 and for the three-months ended March 31, 2023 and March 31, 2022 were approved by the board of directors of Marnix Lux SA on June 21, 2023 based on the going concern assumption.
1.2 Basis of preparation of the consolidated financial statements
The unaudited interim condensed consolidated financial statements are presented in millions of euros, rounded to one decimal place.
1.2.1 International Financial Reporting Standards
These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) .
They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2022.
1.2.2 New standards and interpretations adopted by the European Union and applied by the Group
The accounting principles applied by the Group are the same as those applied in the consolidated financial statements at 31 December 2022.
1.3 Use of estimates
The preparation of consolidated financial statements in conformity with IFRS requires the use of estimates and assumptions which affect the amounts reported in the financial statements. Most critical accounting estimates are listed below:
•	Measurement of fair value of intangible assets as part of a business combination (Note 13);
•	Measurement of the right-of-use assets and lease liabilities (Note 14);
•	Measurement of derivative financial instruments (Note 16);
•	Measurement of share-based payments expense (Note 9).
The estimates are based on information available at the time of preparation of the financial statements, and may be revised, in a future period, if circumstances change, or if new information is available. Actual results may differ from these estimates.

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
NOTE 2 SIGNIFICANT EVENTS OF THE PERIOD
On March 29, 2023, Webhelp and Concentrix Corporation announced they have entered into exclusive negotiations to combine. This transaction will, subject to the approval of the regulatory authorities and fulfillment of customary closing conditions (including Concentrix’ shareholders approval), create a leading global customer experience provider, crystallizing the ambition of the two groups to play a major role in the CX industry and further accelerate their respective development.
NOTE 3 SEASONALITY
Webhelp’s revenue fluctuates with the underlying trends in its clients’ businesses and trends in the level of consumer activity. As a result, Webhelp’s margins are typically higher in the third and fourth quarters. The impact of this seasonality has been offset by Webhelp’s significant growth and geographic expansion, as well as longer term social and economic conditions and industry specific trends and conditions.
NOTE 4 CONSOLIDATION BASIS AND SCOPE
4.1 Business combinations
The change in the consolidation scope during the three-months ended March 31, 2023 and March 31, 2022 are not significant for the Group.
4.2 Foreign currency translation of the financial statements
The following are the exchange rates used to translate the financial statements of the Group’s main subsidiaries:
	2023		2022
Currencies	Average rate	Exchange rate at 31 Mar.	Average rate	Exchange rate at 31 Mar.
Brazilian real	5.572	5.522	—	—
Colombian Peso	5,106.308	5,032.156	4,394.100	4,160.821
Pound Sterling	0.883	0.879	0.836	0.846
Indian Rupee	88.253	89.400	84.417	84.134
Jordanian Dinar	0.760	0.770	0.795	0.786
Moroccan Dirham	11.044	11.117	10.629	10.723
Malaysian Ringgit	4.707	4.799	4.706	4.668
Peruvian Sol	4.098	4.091	4.273	4.102
Romanian New Leu	4.919	4.949	4.946	4.947
Swedish Krone	11.202	11.281	10.479	10.337
Turkish Lira	20.845	20.845	15.623	16.286
US Dollar	1.073	1.088	1.123	1.110
South African Rand	19.056	19.328	17.103	16.173

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
NOTE 5 REVENUES
For the three-months ended March 31, 2023, revenue amounted to €678.3 million, compared with €589.5 million for the three-months ended March 31, 2022, representing an increase of 15.1%.
Revenues are broken down by industrial verticals as follows:
In € millions	Q1 2023	Q1 2022
Automotive	22.7	16.5
Digital / High-Tech	106.7	103.7
E-commerce / Retail	162.1	141.2
Financial Services / Fintech	93.0	63.4
Health	13.6	14.0
Media	54.4	48.3
Telecom	104.1	87.3
Travel and Leisure	54.9	39.6
Utilities	31.6	29.9
Other sector	35.2	45.6
Total revenues	678.3	589.5
NOTE 6 PURCHASES CONSUMED AND OTHER EXTERNAL EXPENSES
Purchases consumed and other external expenses amounted to €89.2 million for the three-months ended March 31, 2023, compared with €86.8 million for the three-months ended March 31, 2022, and can be broken down as follows:
In € millions	Q1 2023	Q1 2022
Purchases consumed	(17.2)	(12.5)
Sub-contracting	(2.1)	(4.4)
Lease expenses	(2.8)	(2.4)
Maintenance	(14.5)	(10.8)
Temporary staff	(11.4)	(22.8)
Professional fees	(12.1)	(11.0)
Travelling and entertainment expenses	(6.9)	(4.5)
Telecommunications costs	(8.0)	(6.6)
Donations	(0.3)	(0.2)
Others	(13.9)	(11.7)
Total purchases consumed and other operating expenses	(89.2)	(86.8)
NOTE 7 PERSONNEL EXPENSES AND EMPLOYEE BENEFITS
Personnel expenses in the income statement can be broken down as follows:
In € millions	Q1 2023	Q1 2022
Wages and salaries	(398.0)	(339.2)
Social security charges	(66.0)	(52.7)
Pension expenses under defined contribution plans	(0.9)	(0.8)
Other personnel expenses	(0.8)	(0.7)
Total recurring personnel expenses	(465.7)	(393.5)

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
NOTE 8 NET CHARGES TO AMORTIZATION, DEPRECIATION, IMPAIRMENT AND PROVISION
Net charges to amortization, depreciation, impairment and provision don’t include amortization on customer relationships and technologies recognized in other operating income and expenses.
Net charges to amortization, depreciation, impairment and provision amounted to €40.6 million for the three-months ended March 31, 2023, compared with €36.4 million for the three-months ended March 31, 2022.
In € millions	Q1 2023	Q1 2022
Net charges to amortization and depreciation	(40.6)	(36.4)
Net charges to impairment and provision	(0.1)	0.0
Net charges to amortization, depreciation, impairment and provision	(40.6)	(36.4)
NOTE 9 OTHER OPERATING INCOME AND EXPENSES
“Other operating income and expenses” breaks down as follows:
In € millions	Q1 2023	Q1 2022
Amortization of customer relationships and technologies(1)	(14.8)	(13.3)
Acquisition/integration costs	(0.3)	(0.8)
Transformation project costs(2)	(5.1)	(2.7)
Share-based compensation expenses	(1.8)	(2.2)
Other	(0.0)	0.1
Total other operating income and expenses	(22.0)	(18.9)
“Other operating income and expenses” mainly comprise:
(1)
amortization of customer relationships and technologies corresponding to the portion of the purchase price allocated to customer relationships and technologies contributed by the Group since 2019 and other companies since 2021.

(2)	transformation project costs mainly related to
-
costs relating to the change in the Group’s real estate policy following the increase in remote working at various sites (€2.7 million in Q1 2023, €2.0 million in Q1 2022). The impact was more significant in the first two years after COVID-19, 2021 and 2022, when the project started in most of the sites.

-	costs for the transformation of our accounting, human resources, and reporting systems (€2.1 million in Q1 2023, €0.6 million in Q1 2022)

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
NOTE 10 NET FINANCIAL INCOME OR EXPENSES
Net financial income or expenses comprised the following components:
In € millions	Q1 2023	Q1 2022
Interest expense(1)	(29.8)	(18.5)
Interest on lease liabilities	(5.7)	(3.5)
Financing costs	(35.5)	(22.0)
Loss on the net monetary position(2)	(1.3)	—
Foreign exchange gains (losses)(3)	(4.3)	(8.5)
Gains (losses) on derivative instruments	0.6	—
Discounting effect on earn out	(1.7)	(0.3)
Other	(2.1)	(0.8)
Other financial income and expenses	(7.5)	(9.5)
Net financial expenses	(44.3)	(31.5)
(1)
Interest expense mainly comprised interest paid quarterly on the senior loan; loan issuance costs and amortization of these costs using the effective interest rate method; and financial costs on undrawn credit facilities. The increase during the three-months ended March 31, 2023, compared to the three-months ended March 31, 2022 was primarily due to an increase in interest expenses related to Webhelp’s senior loan as a result of general increases of variable reference rates (Euribor, SONIA and SOFR indexes).

(2)
In accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies”, remeasurements of non-monetary items and income and expense items of the Turkish companies during the first quarter of 2023 were offset against a €1.3 million loss on net monetary position in profit or loss.

(3)
The foreign exchange loss was mainly due to the unrealized foreign exchange loss from the intercompany loans denominated in currency different than the functional currency of the lender or the borrower.

NOTE 11 INCOME TAX
The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, i.e. the estimated average annual effective income tax rate applied to the pre-tax income of the interim period in accordance with IAS 34.
Based on the best projection at the following dates, Webhelp applied a group effective tax rate to recognize income tax as of March 31, 2022 and March 31, 2023 of 25.5% and 34.7%, respectively.
The increase in effective tax rate is mainly due to a higher proportion of financial interests concerned by the limitation of deductibility, and the non-recognition of deferred tax assets on some operating losses.
NOTE 12 GOODWILL
The breakdown of goodwill was as follows:
In € millions	31 Mar. 2023	31 Dec. 2022
Opening	2,117.5	2,052.7
Change in scope related to business acquisition	—	72.5
Goodwill allocation	—	(47.2)
Translation differences	(6.3)	39.4
Closing	2,111.2	2,117.5
At 31 March 2023, the Group’s goodwill amounted to €2,111.2 million, compared with €2,117.5 million at 31 December 2022 due to the effect of currency translation on goodwill related to Dynamicall and OneLink acquisitions.
There were no changes in scope related to business acquisitions during the first quarter 2023.

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
NOTE 13 OTHER INTANGIBLE ASSETS
The change in intangible assets according to the nature can be broken down as follows:
	As of March 31, 2023			As of December 31, 2022
In € millions	Gross amount	Accumulated amortization and impairment	Net amount	Gross amount	Accumulated amortization	Net amount

Brands	148.3	—	148.3	148.3	—	148.3
Technologies	7.9	(0.9)	7.0	7.8	(0.5)	7.3
Customer relationships	764.9	(159.3)	605.7	767.3	(145.0)	622.3
Software, licenses & patents	137.4	(92.5)	45.0	133.7	(87.3)	46.4
Other intangible assets	12.5	(10.7)	1.8	12.3	(10.1)	2.2
Intangible fixed assets under construction and advance payments	8.0	—	8.0	7.2	—	7.2
Total	1,079.1	(263.4)	815.8	1,076.6	(243.0)	833.6
NOTE 14 PROPERTY, PLANT AND EQUIPMENT
The change in property, plant and equipment according to the nature can be broken down as follows:
	As of March 31, 2023			As of December 31, 2022
In € millions	Gross amount	Accumulated amortization and impairment	Net amount	Gross amount	Accumulated amortization	Net amount
Land	0.6	—	0.6	0.6	—	0.6
Buildings (own)	183.7	(86.0)	97.7	175.8	(81.0)	94.8
Right-of-use assets	441.9	(163.2)	278.7	436.2	(159.6)	276.6
Equipment and other	328.5	(213.3)	115.3	317.2	(202.6)	114.6
Property and equipment under construction and advance payments	14.5	—	14.5	12.8	—	12.8
Total	969.1	(462.5)	506.6	942.5	(443.1)	499.4
NOTE 15 MANAGEMENT OF FINANCIAL RISK
Due to its activities, the Group is exposed to various types of financial risk:
•	market risk: foreign exchange risk, interest rate risk,
•	credit and counterparty risk, and
•	liquidity risk.
15.1 Credit risk
The Group does not believe that there is a significant potential impact arising from credit risk due to the high credit rating of the Group’s counterparties.
15.2 Interest rate risk
The Webhelp Group manages its own interest rate and foreign exchange risk. Webhelp takes no speculative positions.
The Group’s exposure to interest rate risk arises mainly from its variable-rate debt, taken out in connection with GBL’s majority investment in November 2019, which was extended in July 2021 for the OneLink acquisition.

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
To manage exposure to interest rate increases, in Q4 2022 the Webhelp group set up interest rate hedges to convert a portion of variable-rate debt payments to fixed-rate payments. The overall fair value of these hedges, which are classified as cash flow hedges in IFRS, is €4.3 million as of March 31, 2023. The fair value is recognized in full under shareholders’ equity due to the effective nature of the hedge.
•
GBP hedging: an interest rate swap was set up based on a notional amount of GBP 75 million to pay a fixed interest rate (swap rate) of 3.865% and receive a variable rate equal to the Sterling Overnight Index Average (SONIA), with a floor of 0%. No premium was paid for the purchase of the floor as the latter was incorporated into the swap’s fixed interest rate.

•
EUR hedging: cap spread strategy [2.50 – 4.50%] based on a notional principal amount of €100 million, maturing in July 2025, and two collars (purchase of a cap with a strike rate of 3% and sale of floor at 1.75%) based on an aggregate notional principal amount of €200 million, maturing in July 2025. Webhelp SAS is required to pay a total premium of €2.6 million according to a contractual schedule.

•
USD hedging: collar strategy based on a notional amount of USD 200 million (purchase of an interest rate cap of 4% and sale of an interest rate floor at 1.15%), plus the purchase of an interest rate floor of 0.50% reflecting the floor in the hedged item. Webhelp SAS paid a premium of USD 1.2 million in 2022.

Regarding sensitivity:
•
Theoretically, a 100 basis point rise in the 3-month Euribor would generate approximately €13 million in additional interest expense per year. However, Webhelp has hedged a portion of its risk with collars and cap spreads. The 3-month EURIBOR was 3.038% at 31 March 2023, so a 100 basis point rise would generate €10 million in additional interest expense. Conversely, a 100 basis point decrease would generate an interest expense decrease of approximately €12.8 million.

•
Theoretically, a 100 basis point rise in the SONIA would generate approximately GBP 1.3 million in additional financial expense, excluding the effect of currency translation. However, Webhelp has hedged a portion of its risk with an interest rate swap. As the SONIA was 4.1777% at 31 March 2023, a 100 basis point rise would generate GBP 0.5 million in additional interest expense. Conversely, a 100 basis point decrease would generate an interest expense decrease of GBP 0.5 million.

•
Theoretically, a 100 basis point rise in the SOFR would generate approximately USD 3.5 million in additional interest expense, excluding the effect of currency translation. However, Webhelp has hedged a portion of its risk with collars. The SOFR was 4.87% at 31 March 2023, so a 100 basis point rise would generate USD 1.7 million in additional interest expense. Conversely, a 100 basis point decrease would generate a decrease of USD 3.5 million in interest expense.

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
15.3 Foreign exchange risk
With regard to foreign exchange risk, transactions carried out by Webhelp are denominated, whenever possible, in the same currency as the functional currency of the entity undertaking the transaction. The foreign exchange risk arises from intercompany transaction between offshore contact centers and commercial entities who billed the customers. To hedge this transactional currency risk, Webhelp uses currency forwards and non-deliverable forwards. In compliance with IFRS 9, the hedging relationship has been classified as a cash flow hedge. As of March 31, 2023, an aggregate fair value of -€4.4 million was recognized on the balance sheet with offsetting entries of -€4.0 million in other comprehensive income and -€0.4 million in income statement respectively.
In € millions
Currency pair	Fair value
EUR/MAD	-2.5
EUR/DZD	0.4
EUR/EGP	-4.3
EUR/GHS	-0.0
EUR/RON	2.1
ZAR/USD	0.1
ZAR/GBP	-0.3
Total	-4.4
The Group’s exposure to foreign exchange rate risk arises also from the portion of its variable-rate debt denominated in GBP and USD. The following sensitivity testing did not show any major risk: at 31 March 2023, a 1,000 basis point rise or fall in the euro (to the GBP and USD) would only have a limited effect on the Group’s net debt, estimated at -2.4% and +2.9%, respectively.
15.4 Liquidity risk
Webhelp’s cash forecasts between the drawdown date and the date of repaying debt should allow the Group to honor its repayments when they fall due.
To manage its non-current financial liabilities as well as the debt that it has taken on with regard to its suppliers and other creditors, at 31 March 2023, the Group had €350.1 million in net cash and cash equivalents including €197.7 million of restricted cash related to LogBox liabilities at Webhelp Payment Services (see Note 18 “Cash and debt”) and €350.2 million in available credit lines at 31 March 2023, comprised of the following:
RCF Lines				Maturity date
In € millions	Available	Used	Max lines	< 1 year	In the 2nd and 3rd Year	In the 3rd to 5th years
Central	311.6	0.0	311.6	0.0	0.0	311.6
Local	38.6	6.5	45.1	45.1	0.0	0.0
Total	350.2	6.5	356.7	45.1	0.0	311.6
At 31 December 2022, the Group had €340.0 million in net cash and cash equivalents including €176.2 million of restricted cash related to Logbox liabilities at Webhelp Payment Services (see Note 18 “Cash and debt”) and €356.7 million in available credit lines comprised of the following:
RCF Lines				Maturity date
In € millions	Available	Used	Max lines	< 1 year	In the 2nd and 3rd Year	In the 3rd to 5th years
Central	311.6	0.0	311.6	0.0	0.0	311.6
Local	45.1	0.2	45.3	45.3	0.0	0.0
Total	356.7	0.2	356.9	45.3	0.0	311.6

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
On the basis of currently available information and the various scenarios projected by Management, the Group has the financial capacity to meet its financing requirements for the next 12-month period. The revolving credit facility has an expiry date of more than one year. The Group believes that it is not exposed to liquidity risk.
NOTE 16 FINANCIAL INSTRUMENTS
Financial instruments categorized by fair value level were as follows:
31 Dec. 2022
In € millions	Total Carrying amount	Assets/liabilities measured at amortization cost	Derivative instruments(1)	Assets/liabilities measured at fair value through equity(2)	Assets/liabilities measured at fair value through profit and loss(3)
Fair value level			Level 2	Level 3	Level 3
Financial assets	998.9	986.6	12.3	—	—
Other non-current financial assets	24.7	15.1	9.5	—	—
Trade and related receivables	433.4	433.4	—	—	—
Tax and employee -related receivables	116.1	116.1	—	—	—
Other current assets	84.8	82.0	2.8	—	—
Cash and cash equivalents	340.0	340.0	—	—	—

Financial liabilities	2,814.8	2,735.6	8.5	11.1	59.6
Loans	1,758.0	1,758.0	—	—	—
Liabilities relating to finance leases	304.7	304.7	—	—	—
Other non-current liabilities	56.8	5.4	1.5	4.1	45.8
Trade and related payables	128.7	128.7	—	—	—
Tax and social security payables	312.5	312.5	—	—	—
Current financial liabilities	17.1	17.1	—	—	—
Other current liabilities	237.1	209.3	7.0	6.9	13.8
31 Mar. 2023
In € millions	Total Carrying amount	Assets/liabilities measured at amortization cost	Derivative instruments(1)	Assets/liabilities measured at fair value through equity(2)	Assets/liabilities measured at fair value through profit and loss(3)
Fair value level		Level 2	Level 2	Level 3	Level 3
Financial assets	1,064.7	1,052.5	12.2	—	—
Other non-current financial assets	27.4	15.8	11.5	—	—
Trade and related receivables	479.8	479.8	—	—	—
Tax and employee -related receivables	119.3	119.3	—	—	—
Other current assets	87.8	87.1	0.7	—	—
Cash and cash equivalents	350.5	350.5	—	—	—

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
31 Mar. 2023
In € millions	Total Carrying amount	Assets/liabilities measured at amortization cost	Derivative instruments(1)	Assets/liabilities measured at fair value through equity(2)	Assets/liabilities measured at fair value through profit and loss(3)
Fair value level		Level 2	Level 2	Level 3	Level 3
Financial liabilities	2,851.0	2,768.9	10.1	10.3	61.7
Loans	1,753.6	1,753.6	—	—	—
Liabilities relating to finance leases	312.1	312.1	—	—	—
Other non-current liabilities	60.3	5.5	1.2	5.8	47.8
Trade and related payables	127.1	127.1	—	—	—
Tax and social security payables	317.9	317.9	—	—	—
Current financial liabilities	19.2	19.2	—	—	—
Bank overdrafts	0.2	0.2	—	—	—
Other current liabilities	260.6	233.3	8.9	4.5	13.9
(1)	Hedging derivatives, namely forwards and non-deliverable forwards as well as EUR, GBP and USD interest rate hedges (swaps, cap spreads and collars) eligible for hedge accounting.
(2)	Assets / liabilities measured at fair value through equity correspond to liabilities for put options on non-controlling interests
(3)
Assets / liabilities measured at fair value through profit or loss correspond to liabilities for contingent consideration payable on business combinations (“earn outs”). Earn outs calculation is based on future EBITDA of entities acquired as defined by the purchase agreement.

NOTE 17 TRADE AND OTHER RECEIVABLES
Receivables can be broken down by type as follows:
In € millions	Gross amount at 31 Dec. 2022	Impairment	Carrying amount at 31 Dec. 2022
Trade receivables	435.5	(2.1)	433.4
Total	435.5	(2.1)	433.4
In € millions	Gross amount at 31 Mar. 2023	Impairment	Carrying amount at 31 Mar. 2023

Trade receivables	481.9	(2.1)	479.8
Total	481.9	(2.1)	479.8
All receivables are due within one year.
The Webhelp Group has set up several factoring schemes to finance its working capital requirement. The factoring agreements are non-recourse, except for one contract set up with ING in the Netherlands for a maximum €8.0 million unused as of March 31, 2023 and one contract set up with RBS in the United Kingdom for up to GBP 12.5 million of which GBP 5.6 million used. The receivables subject to non-recourse factoring are derecognized based on IFRS 9 derecognition criteria.
The non-recourse factoring agreements include factoring and reverse factoring schemes that the Webhelp Group has set up with some of its customers. The maximum financing amount at 31 March 2023 is €210 million, of which €182 million used; at 31 December 2022 is €210 million, of which €200 million used.

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
NOTE 18 CASH AND DEBT
18.1 Cash, cash equivalents and net debt
In connection with the acquisition by Groupe Bruxelles Lambert (GBL), a new loan “Term loan B” was taken out by Marnix SAS in 2019, as the previous loan had been paid back early under the “change of control” clause in the previous banking documents. This loan was extended in 2021 for the OneLink acquisition. The principal amount and interest rate for each credit facility at 31 March 2023 were as follows:
•
€1,020 million drawn down from the B1 EUR facility, denominated in EUR, on November 19, 2019, bearing interests on variable reference rate (Euribor index) and a margin of 2.75% subject to margin ratchet mechanism

•
£125 million drawn down from the B1 GBP facility, denominated in GBP, on November 19, 2019, bearing interests on variable reference rate (Sonia index) and a margin of 4.0% subject to margin ratchet mechanism

•
€285.6 million drawn down from the B1 EUR facility, denominated in EUR, on July 30, 2021, bearing interests on variable reference rate (Euribor index) and a margin of 3.25% subject to margin ratchet mechanism

•
$343.875 million drawn down on the B1 USD facility, denominated in USD, on July 30, 2021 (denominated in USD as from August 2, 2021), after repayment, bearing interests on variable reference rate (Sofr index) and a margin of 3.75% subject to margin ratchet mechanism.

The euro-denominated revolving credit facility (RCF) amounted to €311,6 million, the full amount of which was available at 31 March 2023 bearing interest on variable reference rate (Euribor index) and a margin of 2.5% subject to margin ratchet mechanism.
The initial term loan B and the RCF mature in 2026, the extension of term loan B matures in 2028.
The Group’s net debt as of March 31, 2023 was as follows:
In € millions	31 Mar. 2023	31 Dec. 2022
Cash	147.1	158.0
Restricted cash Logbox activity	197.7	176.2
Other restricted cash	5.6	5.7
Cash and cash equivalents	350.5	340.0
Bank overdrafts	0.3	0.0
Net cash and cash equivalents	350.1	340.0
Loans and borrowings	2,084.8	2,079.7
Net debt	1,734.3	1,739.7

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
18.2 Breakdown of borrowings and other financial debts
The Group’s gross financial debt broke down as follows:
In € millions	31 Dec. 2022	Non-current	Current
Bank overdrafts	0.0	—	0.0
Senior loan	1,769.7	1,766.5	3.3
Senior loan issuance costs	(28.4)	(28.4)	—
Other loans	14.1	6.1	8.0
Liabilities relating to leases	304.7	242.5	62.3
Other bank debts related to hedging instruments	2.5	1.5	1.0
Loans and borrowings, excluding accrued interest	2,062.7	1,988.1	74.6
Accrued interest	17.0	—	17.0
Loans and borrowings	2,079.7	1,988.1	91.6
Total	2,079.8	1,988.1	91.7
In € millions	31 Mar. 2023	Non-current	Current
Bank overdrafts	0.3	—	0.3
Senior loan	1,764.0	1,760.7	3.2
Senior loan issuance costs	(26.3)	(26.3)	—
Other loans	13.4	5.4	8.0
Liabilities relating to leases	312.1	250.6	61.5
Other bank debts related to hedging instruments	2.5	1.5	1.0
Loans and borrowings, excluding accrued interest	2,065.7	1,991.9	73.8
Accrued interest	19.1	—	19.1
Loans and borrowings	2,084.8	1,991.9	92.8
Total	2,085.1	1,991.9	93.1
18.3 LogBox activity – specific characteristic of the Webhelp Payment Services (WPS) Group
Given the payment activity and in accordance with Article L. 522-17 of the French Monetary and Financial Code, funds received by the Group on behalf of its clients are credited to bank accounts opened specifically for this purpose, which are called holding accounts. The amounts held in such accounts were recognized at the reporting date as cash and cash equivalents.
In the Group’s financial statements, this restricted cash is classified within “cash and cash equivalents”, i.e. it is held to handle the entity’s short-term cash commitments. An equivalent liability of €197.7 million is recognized in “other current liabilities” as of March 31, 2023, which is extinguished in the short term (a few days) when the amounts received by WPS are paid out.
NOTE 19 EQUITY
19.1 Share capital
At 31 March 2023, share capital amounted to €13.6 million, comprising 1,359,924,724 shares each with a nominal value of €0.01, all of the same category. At 31 December 2022, share capital amounted to €13.6 million, comprising 1,359,707,274 shares each with a nominal value of €0.01, all of the same category.
The Group is not subject to any debt-to-equity ratio covenants in its debt contracts.

Marnix Lux SA	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2023 and for the three-month ended March 31, 2023 and March 31, 2022
19.2 Treasury shares
Marnix Lux SA purchased during 2022 own shares for an amount of €0.2 million related to service-based free share plans set up for Webhelp employees and corporate (no purchase during the first quarter 2023). All amounts have been deducted from equity.
19.3 Dividends
No dividends were distributed to shareholders.
NOTE 20 TRADE AND OTHER PAYABLES
Trade and other payables break down as follows:
In € millions	31 Mar. 2023	31 Dec. 2022
Trade payables	127.1	128.7
LogBox liabilities(1)	197.7	176.2
Tax and social security payables	317.9	312.5
Debt on fixed assets	1.6	2.5
Other liabilities(2)	61.2	58.4
Total	705.6	678.2
(1)	LogBox liabilities at Webhelp Payment Services (see Note 18.3 “LogBox activity – specific characteristic of the WPS Group”)
(2)	Other liabilities mainly include:
•	As of March 31, 2023:
-	Earnouts and put options on non-controlling interests due in less than one year for €18.5 million;
-	Advances received from customers for €10.6 million;
-	Short-term hedging instruments for €8.9 million;
-	Deferred income for €11.9 million.
•	As of December 31, 2022:
-	Earnouts and put options on non-controlling interests due in less than one year for €21.8 million;
-	Advances received from customers for €7.4 million;
-	Short-term hedging instruments for €7.1 million.
Trade and other payables are all due within one year.
NOTE 21 SUBSEQUENT EVENTS
There were no material subsequent events.